COPERNIC EXPANDS SOFTWARE REACH BY ANNOUNCING ITS NEW
“PARTNERS IN EDUCATION” PROGRAM

Montreal, Canada, November 1, 2007 - Copernic Inc., (NASDAQ: CNIC), a leader in internet and desktop search technology and online advertising, today announced the launch of the Partners in Education program as a means to grow educational and corporate market presence, increase software sales through site licensing and sponsorship, as well as to expand brand awareness.

The Information Management Toolkit is a suite of products to help students and professionals manage information overload and will be available as a single downloadable package that contains the Copernic Desktop Search® software search engine, Copernic Agent Personal Edition®, Copernic Summarizer® and Copernic Tracker®. The toolkit will be available through two means:

▪	Site licensing by universities, colleges and high schools at special academic pricing
▪	Corporate sponsorship, by allowing companies to target and promote specific messages to key subdivisions of the academic audience.

“Corporate sponsorship is a win-win scenario. Students and educators receive free sponsored software that will assist in searching, finding and managing valuable content now and throughout their careers.” said Martin Bouchard, President and CEO of Copernic “Furthermore, corporations will receive exposure that is continuous, persistent and prominent as the software in the toolkit appears directly on the desktop of the user’s computer and consists of tools that are used everyday.”

Through the Program, corporations such as Pharmaceutical Companies can choose to target and promote individual messages to specific pharmacy, medical, or nursing schools or to an entire industry group. Corporations can also sponsor programs for practicing professionals as well.

Free trials of the software that is included in the Partners in Education Program can be downloaded at: http://www.copernic.com/en/products/index.html.

About Copernic Inc.

Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search® software search engine product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors' Choice Award, as well as the PC World World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search® 2.0 software search engine as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Christine Papademetriou, MBA
Director of Marketing
Email: christine@copernic.com
Telephone Toll Free: (877) 289-4682 #125
Telephone Local: (514) 908-4325
Website: www.copernic-inc.com